Exhibit 3

Westpac Banking Corporation

2005 Annual General Meeting

Sydney

15 December, 2005

Chairman’s Address

Leon A Davis,
Chairman
Westpac Banking Corporation

Introduction

By any measure 2005 was an exceptional year for Westpac – yet another one.

I recall saying at the 2001 AGM that we had to recognise the demands of our customers and the broader community; that we had to take greater account of their interests; and that we had to treat their interests as a business basic. We’ve come a long way since then – this exceptional year is a measure of just how far.

We’ve delivered financial performance at the top of our sector, with total shareholder returns averaging 15% compound annual growth over the past five years.

At the same time, we’ve become widely recognised as a global leader in creating value through adopting business practices that are sensitive to stakeholders’ interests.

For you, the shareholders, I will venture to say that the last five years have been good ones.  For me, as Chairman, the years have been particularly satisfying.  We set out with fresh ideas about the company and we worked hard to apply them – and now we’re seeing the results.

Performance

Let me turn to the detail of our results.

Our net profit after tax was another record, up 11% on last year to $2.818 billion, and coming in above market expectations for the year.

Earnings per share were up 12% to 145 cents per share - the best growth of the major banks. Cash earnings were also up 12%.

The real driver of this result has been our ability to deliver 10% income growth while holding expense growth to just 4%. This translated into a very strong 16% lift in underlying performance.

As a result, we’ve successfully lowered our cost to income ratio again this year to 46.6% from 49.2% last year. We now keep 53.4 cents in every dollar of income, compared to just 39.5 cents ten years ago. In the second half, our banking cost to income ratio averaged just 45%, making Westpac the most efficient of the major banks.

All of our businesses turned in strong earnings growth performances. Importantly our Australian retail banking franchise, which remains the engine room of the bank, delivered 15% cash earnings growth.  This gives us confidence that we’re on the right track.

We now find ourselves in a position of particular strength. Our sector leading performance, and strong financial and capital position, gives us the capacity to respond to and in need absorb the impact of any competitive challenge.

Shareholders benefiting

These results provide the clearest evidence of the real progress we have made over the past five years.  This together with our confidence in the future has allowed your Board to declare a final dividend of 51 cents per ordinary share, fully franked.

Together with our first half fully franked dividend of 49 cents, the total dividend for 2005 was 100 cents, an increase of 16% on 2004. As a result, our dividend payout ratio rose to 64%, up from 62% in 2004.

Returns also remained strong, with our cash return on equity coming in at 21%, also the best of the major banks.

Overall, the gain in our net worth in the year to 30 September, in terms of market capitalisation, was $7.0 billion or 22%.

Whichever way you look at it, these are strong results.

Sound asset quality

Undoubtedly, these results have also benefited from the continued sound economic conditions in both Australia and New Zealand, with low inflation, low un-employment and continued low company gearing.

These conditions have also benefited asset quality. In fact, net impaired assets have again fallen this year to just 1.6% of our total equity and general provisions - roughly a third of the level five years ago.

At the same time we have continued to prudently provision our book against possible risks, thereby maintaining total provisions equivalent to 0.9% of total loans and acceptances.

Return of Capital

Importantly, Westpac’s capital position remains very strong.

During the year, changes to Australian tax rules led us to exercise our right to exchange the NZ Class shares for Westpac ordinary shares. This exchange took place on 11 July 2005.

As at 30 September, our Tier 1 capital ratio stood at 7.2%, materially above our target range of 6.0% to 6.75%. At the same time, our Adjusted Common Equity Ratio, the capital ratio preferred by Ratings Agencies, stood at 5.4%, also above our stated target range of 4.5% to 5.0%.

In light of this strong capital position, and further clarification of the capital treatment related to the move to International Financial Reporting Standards by the Australian Prudential Regulation Authority, we announced on 2 November our intention to buy-back(1) approximately $700 million of capital.

The Board considered that an off-market buy-back structure was in the best interest of the company as a whole as it is expected to deliver the greatest benefits to both participating and non-participating shareholders.  Under the structure the shares are bought back at a discount to the current market price.  Being able to purchase shares at a discount means that more shares can be bought back.  And having fewer shares on issue enhances earnings per share which benefits all shareholders.

Details of the off-market buy-back have been sent to eligible shareholders and the announcement of the results of the buy-back is targeted for 19 December 2005.

Remuneration Report

This meeting also marks the first time that our Remuneration Report is being put to shareholders for a non-binding vote.

Consistent with our position on good governance and disclosure, the Board last year decided to adopt the Clerp 9 remuneration disclosure requirements prior to being required to do so. We included a detailed Remuneration Report in last year’s Annual Report and that experience has helped to improve our remuneration disclosure this year.

(1)   The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan. In addition, American Depositary Receipts and restricted shares may not be tendered into the buy-back.

One matter relating to executive remuneration, however, that is of concern to the Board is the effectiveness of the performance hurdles applied to our long-term incentive schemes involving share options and rights.

Despite total shareholder returns averaging 15% compound over the past five years, and performing at the top of the sector, many of our executive option and rights grants are failing to vest at all.  Under the schemes, none of the options or rights can be vested when Westpac’s relative total shareholder return performance is below the median of the top 50 industrial companies.

Options and rights failing to vest as a result of poor performance is understandable and how the scheme should work.  But failure to vest against a background of superior and record results is a huge disincentive for our people.

Our top executives have around 50% of their total remuneration at risk through these long-term incentives.  The non vesting of options or rights means they are failing to be appropriately rewarded for delivering the strong performances that shareholders have all benefited from.

After seeking the views of market participants and representatives, we have made one change for future grants, which involves splitting the performance testing between two comparator groups: the top 50 industrial companies and the top 10 listed banks and financial institutions.  This change is set out in the Remuneration Report.

While improving things, this change may not fix the underlying problem and we intend to further consult with market participants and other experts in seeing if there is a better way to link executive long-term incentives to performance and to the interests of you, our shareholders.

Workplace relations

A disappointment in the year was our inability to reach agreement with the Finance Sector Union (FSU) on a new Enterprise Development Agreement.

Following some 15 months of negotiations, and the FSU’s rejection of a final offer incorporating the feedback from both employees and the FSU, we withdrew our offer in October.

Throughout the protracted negotiations we were concerned not to disadvantage our employees.  As a result, we decided to pass on two separate 4% pay increases and to implement other workplace improvements, such as extending paid parental leave from six weeks to 12 weeks while the negotiations were proceeding.

We will now focus on getting the best outcome for the company and our employees under the new WorkChoices legislation.  In the meantime, our 2002 Enterprise Development Agreement will continue to apply unless or until it is agreed otherwise.

We understand our obligations to our employees and recognise that it is in the company’s interests to provide the best possible opportunities and conditions for them. We certainly have no intention to use changes to the industrial relations system to wind-back overall workplace conditions for our employees.  This would be counterproductive and counter to the intent of deregulation in this area.

We are determined to continue to be an employer of choice.  Our leadership position amongst large Australian companies on employee commitment and working relationships speaks for itself.

We also respect the right of our employees to be a member of a union and have invited representatives of the FSU to make a brief statement to shareholders on their views later in this meeting.

Sustainability agenda

Your Board also believes that companies can only prosper in societies that prosper.  This view is central to our commitment to corporate responsibility and good governance.

I’m proud to advise the meeting that Westpac has again been rated the number one bank in the world for sustainability in the Dow Jones Sustainability Index – for the fourth year in a row.  And we were recently named the most socially responsible Australian company in the Reputex ratings, also for the third year in a row.

Part of our commitment to corporate responsibility relates to public advocacy for economic, social and environmental reform in the interests of our stakeholders.

In this regard, we have participated in and supported the Business Council of Australia’s reform agenda which has been recently promoted through advertising and media.

I would like to stress how important this reform agenda is to Australia’s future prosperity and hence to Westpac’s own prosperity.

The reforms aim to lift Australia’s long-term average economic growth to 4%, from a forecast slowing to around 2.5%.  If the economy were to grow by 4 per cent per annum over the next 20 years - an outcome only possible through ongoing economic reform –

Australia’s economy would be nearly 40 per cent bigger by 2025 than would be the case without reform.

People and company changes

Let me now briefly turn to Board and company structure changes.

At the last Annual General Meeting we bid farewell to the services of Sir Llew Edwards following his retirement. Apart from Sir Llew’s retirement, your Board has remained unchanged during the year.

The only change amongst Board activities in the year has been Helen Lynch assuming the role of Chair of the important Board Corporate Responsibility and Sustainability Committee in November last year. We were very fortunate to have someone with Helen’s experience and ability to take over this key role from Sir Llew.

On the executive front, Rob Coombe took over the role of Group Executive BT Financial Group in February following the resignation of David Clarke. Rob previously held the important position of heading up BT’s distribution functions. Also, to broaden experience across the Group, Philip Chronican, our Chief Financial Officer, has moved to Group Executive for the Westpac Institutional Bank and Phil Coffey, our Group Executive Westpac Institutional Bank, takes over as Chief Financial Officer.  Rob Whitfield has also joined the Executive Team reporting to David Morgan in his position as Chief Risk Officer for the Group.

In terms of the company structure, last year in my AGM address I spoke about the Reserve Bank of New Zealand’s requirement that we locally incorporate the systemically important parts of our New Zealand banking operations. The Board agreed to do so following the rejection of what we called our buttressed branch proposal.

In October this year we received in principle agreement from the Reserve Bank on our proposed incorporation model.  As a result, we are now consulting on the New Zealand legislative changes required to implement local incorporation.

Our current expectation is that the incorporation will be completed by October next year.

We also recently completed the acquisition of the remaining 49% interest in Hastings Funds Management Ltd not previously held by us.

Looking forward

While the global expansion has largely remained on track this year, the negative fallout from a growing list of natural disasters, related higher levels of oil prices, and periodic terrorist attacks, all point to a moderate slowing of global growth.

In Australia, export growth, continued high levels of business investment, and the benefits from structural reforms, however, should see GDP growth rise to around 3.5% in 2006, from an expected 2.5% in 2005. The unemployment rate should remain around 5%.

The outlook for New Zealand economic growth looks somewhat less positive, with the business cycle well past its highs – net migration continues to slow, the housing market is off recent highs and confidence is down. Consequently, we expect the deceleration in economic momentum to be more prominent in calendar 2006, with sub 2% GDP growth expected in New Zealand following anticipated growth of 2.5% in 2005.

Within the banking and finance sector more generally, competitive intensity will continue with further downward pressure on margins. At the same time, our compliance costs will remain significant in relation to the Basel II bank accord, the Sarbanes-Oxley Act, Westpac’s New Zealand incorporation, and anti-money-laundering requirements.

Confident prospects

Thus while conditions are mixed, we anticipate continuing earnings momentum.

As a result, your Board is again confident that Westpac is in good shape to continue to deliver strong outcomes for all its stakeholders into the coming year.

This confidence is built on the strength and diversity of the great people that make up the Westpac community. It is an honour to serve with them and to share their dedication and advocacy on behalf of our customers and our shareholders. I again thank them sincerely for their tireless efforts throughout the year.

End.